EXHIBIT 77(c)

On Friday, April 19, 2013, the Registrant held its Annual Meeting of Shareholders (the “Meeting”).  At the Meeting, shareholders were asked to vote on two proposals (each a “Proposal” and collectively the “Proposals”): (1) to re-elect Trustees Edward P. Grace, III, Robert E. Joyal and Susan B. Sweeney for three-year terms and (2) to approve the conversion of the Registrant’s investment objective from “fundamental” to “non-fundamental”, as further described in the Joint Proxy Statement dated March 12, 2013 and sent to shareholders in advance of the Meeting.  The purpose of Proposal 2 is to increase the investment flexibility of the Registrant by permitting the Board of Trustees to react to changing market conditions and other developments by modifying the Registrant’s investment objective without the delay and expense associated with a proxy solicitation.  This change is also consistent with the structure of more recently launched funds whose investment objectives are non-fundamental.  The results of the shareholder voting are set forth below:

	Affirmative Votes	Negative Votes
Proposal 1
A. Election of Edward P. Grace, III	6,534,169.105	337,573.780
B. Election of Robert E. Joyal	6,491,873.063	379,869.822
C. Election of Susan B. Sweeney	6,539,257.317	332,485.568

Proposal 2
A. “Non-Fundamental” Investment Objective	4,644,841.951	492,504.258